JEFFREY L. KOCHIAN +1 212.872.8069/fax: +1 212.872.1002 jkochian@akingump.com

March 18, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance

Attention:   Michael C. Foland, Staff Attorney

          Matthew Crispino, Staff Attorney

          Division of Corporation Finance

          Office of Information Technologies and Services

Re:	Affinion Group Holdings, Inc.
Preliminary Information Statement on Form 14C
Filed March 5, 2019
File No. 000-55577

Dear Messrs. Foland and Crispino:

Set forth below are Affinion Holdings Group, Inc.’s (the “Company”) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 14, 2019, with respect to the above-referenced Preliminary Information Statement on Form 14 C (the “Information Statement”). For the convenience of the Staff, we have set forth below the Staff’s comment (in bold) followed by the Company’s response thereto. The Company has reviewed this letter and authorizes us to make the representations contained herein to you on its behalf.

Preliminary Information Statement on Form 14C

Action By Written Consent: Approval of Related Party Transactions, page 3

1.

You disclose in this section that you have received the required written consents to allow holders of five percent or more of your outstanding common stock to participate in certain related party transactions. Because those related party transactions involve the exchange of existing notes for common stock and warrants, and the issuance of new notes, please revise your preliminary information statement to provide all the disclosure required by Items 11 and 12 of Schedule 14A, including the disclosure under Item 13(a) of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A of Schedule 14A. Alternatively, explain why such disclosure is not required in this information statement.

The Company respectfully acknowledges the Staff’s comment. The Company believes that the disclosures required by Items 11 and 12, and as a result Item 13(a), of Schedule 14A are not required to be included in the Information Statement because no stockholder consent was required to authorize the exchange offer, the rights offering or the issuance of securities under either of them.

As the Staff noted, the stockholders’ consent was simply to approve a related party transaction under the terms of a contract – permitting certain holders of 5% or more of the Company’s issued and outstanding common stock (or affiliates thereof) to participate in the exchange offer and the rights offering. Such stockholder consent was not required for, and did not purport to address, the authorization of the exchange offer and the rights offering themselves (or the issuance of securities under either of them), the approval of which was solely in the discretion of the Company’s Board of Directors.

One Bryant Park | New York, New York 10036-6745 | 212.872.1000 | fax: 212.872.1002 | akingump.com

Securities and Exchange Commission

March 18, 2019

In addition, the Company believes that no disclosure is required by Items 11 and 12, and as a result Item 13(a), of Schedule 14A because the stockholder consent was with respect to a contractual consent right that is only held by a subset of the Company’s current stockholders. The consent rights are not contained in the Company’s charter or bylaws, nor are they required by Delaware law or the rules of any national securities exchange. Instead, these consent rights are only held by those Company stockholders that are parties to the shareholders agreement that gives rise to the applicable consent rights. The Company believes that, under both Items 11 and 12, the phrase “action is to be taken” means an action required to be taken by a vote or consent in which all stockholders are entitled to participate, not a consent of a subset of highly sophisticated investors that have contracted for a specific approval right over transactions between the Company and each other.1 Furthermore, any objections to a failure by the Company to obtain the consents would be by those investors party to the shareholders agreement exercising any remedies available to them as parties to that agreement, and not as stockholders. As a result, these sophisticated stockholders should look to the terms of the shareholders agreement they negotiated for the required disclosures.

Finally, any stockholders who, as a result of their ownership of the Company’s securities and/or debt are eligible to participate in the exchange offer and/or rights offering, have made or will be making that investment decision pursuant to the confidential offering memorandum and/or confidential private placement memorandum which contains all material information necessary for those stockholders to make an informed decision in accordance with the Company’s obligations under securities laws. The decision to consent to the related party transactions is separate and distinct from the investment decision available to our consenting and non-consenting stockholders to participate in the exchange offer and rights offering.

In further response to the Staff’s comments, the Company hereby acknowledges and agrees that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact the undersigned at (212) 872-8069 or Rosa A. Testani at (212) 872-8115 or Timothy J. Clark at (212) 872-7426 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Jeffrey L. Kochian

Jeffrey L. Kochian

cc:	Affinion Group Holdings, Inc.

Todd H. Siegel

Brian J. Fisher

[1]

In 1968, in proposing to amend Rule 14c-2 to add the requirement to distribute an information statement in the case of action taken by stockholders by written consent, the SEC stated that “in the absence of such an amendment important corporate action can be taken under [Delaware’s and other states’] statutory provisions by a relatively few large stockholders without the prior knowledge or consent of the other stockholders” (SEC Release No. 34-8467, 1968 WL 87311). The Commission specifically acknowledged in its adopting release that “[r]ecent changes in the corporate codes of certain states (notably Delaware and Pennsylvania) permit the taking of certain corporate action, which would normally be voted upon at a meeting of security holders, by securing the written authorization or consent of” one or more stockholders, necessitating the amendment to Rule 14c-2 to require the advance distribution of an information statement (SEC Release No. 34-8521, 1969 WL 96600 – emphasis added). As noted above, the approval here is not a corporate action, but a contractual one, that is to be decided only by those parties to the shareholders agreement in accordance therewith, and could not be determined at a stockholders meeting. None of the other indicia of a “corporate action” are present here either (for example, there is no record date for the consent and no minimum notice requirement).